SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PAXSON COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

Class A Common Stock

704231 10 9
(CUSIP Number of Class of Securities of Underlying Common Stock)

Anthony L. Morrison
Paxson Communications Corporation
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
David L. Perry Jr.
Holland & Knight LLP
625 Flagler Drive, Suite 700
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$8,884,214.00	$817.35

•	Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 7,308,900 shares of common stock of Paxson Communications Corporation having an aggregate value of $8,884,214 as of December 10, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such eligible options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, dated December 23, 2002 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address.

     The name of the issuer is Paxson Communications Corporation, a Delaware corporation (“Paxson” or the “Company”). The address of Paxson’s principal executive office is 601 Clearwater Park Road, West Palm Beach, Florida 33401-6233, and the telephone number at that address is (561) 659-4122.

     (b)  Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange outstanding options to purchase shares of the Company’s Class A common stock, par value $0.001 per share, having an exercise price of $7.25 per share or higher, held by eligible persons for new options which will be granted under the Company’s 1998 Stock Incentive Plan, upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. As of December 10, 2002, options to purchase 8,018,025 shares of Class A common stock were issued and outstanding, 5,508,900 of which were held by “eligible persons” and constitute “eligible options” and may be exchanged in the offer.

     “Eligible options” are all outstanding options to purchase Class A common stock with an exercise price of $7.25 per share or higher. The new options will have an exercise price of $0.01 per share, will be granted on the business day after the expiration date of the offer and will expire one business day after the grant date. The Company’s current directors, executive officers, other officers, employees and consultants, and those former employees or consultants selected by the Company whose relationship with the Company was terminated within the 90 day period prior to the commencement of the offer, are eligible to participate in the offer. Persons on maternity, medical or other temporary leaves of absence are eligible to participate in the offer. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “Introduction,” and in the sections under the caption “The Offer” entitled “Acceptance of Options for Exchange and Issuance of New Options,” and “Terms of New Options” is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption “The Offer — Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. We refer you to the information set forth under Item 2(a) above. The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

     (b)  Business and Background of Natural Persons.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “Introduction,” and in the sections under the caption “The Offer” entitled “Eligibility,” “Basic Terms,” “Extension of Offer; Termination; Amendment,” “Procedures for Tendering Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange and Issuance of New Options,” “Conditions of the Offer,” “Terms of New Options,” “The 1998 Stock Plan,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” and “Material U.S. Federal Income Tax Consequences” are incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The Company’s 1998 Stock Incentive Plan attached hereto as Exhibit (d) contains information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under the caption “Purpose of the Offer” is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer — Acceptance of Options for Exchange and Issuance of New Options” and “The Offer — Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” are incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under the caption “Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under the caption “The Offer — Terms of New Options” is incorporated herein by reference.

     (b)  Conditions.

     Not applicable.

     (d)  Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Option” is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information.

     The information set forth in the Offer to Exchange under the captions “The Offer — Financial Information” and “The Offer — Additional Information” and on pages F-1 through F-34 of Paxson’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (“Form 10-K” ), and on pages 2 through 12 of Paxson’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 (“Form 10-Q”) are incorporated herein by reference. Such reports may be inspected at, and copies obtained from, the same place and in the same manner as set forth in the Offer to Exchange under the caption “Additional Information,” including electronically on the Commission’s website at http://www.sec.gov.

     (b)  Pro Forma Information.

     Not applicable.

     (c)  Summary Information.

     Not applicable.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

     (a)  (1) Offer To Exchange Outstanding Options Having An Exercise Price Of $7.25 Per Share Or Higher.

(2) Election Form Pursuant To The Offer To Exchange Certain Outstanding Options Held By Eligible Holders For New Options.

(3) Transmittal Letter To Eligible Holders (Distributed to Current Employees).

(4) Transmittal Letter to Eligible Holders (Distributed to Former Employees).

(5) Notice To Change Election.

(6) Form Of Paxson Communications Corporation Non-Qualified Stock Option Agreement.

     (b)  Not applicable.

     (d)  Paxson Communications Corporation amended 1998 Stock Incentive Plan.

     (g)  Not applicable.

     (h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PAXSON COMMUNICATIONS CORPORATION

/s/ Lowell W. Paxson

Lowell W. Paxson Chairman and Chief Executive Officer

Date: December 23, 2002

INDEX TO EXHIBITS

(a)	(1) Offer To Exchange Outstanding Options Having An Exercise Price Of $7.25 Per Share Or Higher.

(2) Election Form Pursuant To The Offer To Exchange Certain Outstanding Options Held By Eligible Holders For New Options.

(3) Transmittal Letter To Eligible Holders (Distributed to Current Employees).

(4) Transmittal Letter to Eligible Holders (Distributed to Former Employees).

(5) Notice To Change Election.

(6) Form Of Paxson Communications Corporation Non-Qualified Stock Option Agreement.

(b)  Not applicable.

(d)  Paxson Communications Corporation amended 1998 Stock Incentive Plan.

(g)  Not applicable.

(h)  Not applicable.